Brian H. Blaney

Tel 602.445.8322

Fax 602.445.8603

BlaneyB@gtlaw.com

September 19, 2012

VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino

Re:    LifeLock, Inc. Amendment No. 1 to the Registration Statement on Form S-1
Filed September 14, 2012
File No. 333-183598

Dear Mr. Crispino:

We express our appreciation for your prompt review of the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) of LifeLock, Inc., a Delaware corporation (the “Company”). On behalf of the Company, we are responding to comments on the Registration Statement provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during a telephonic conversation held on September 18, 2012. In conjunction with these responses, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below.

1.      Risk Factor For Qualified Independent Underwriter

Company Response: Pursuant to the Staff’s request, the Company has added a risk factor in Amendment No. 2 regarding the reasons for a “qualified independent underwriter” and the purposes to be served by the qualified independent underwriter.

2.      Material Agreements

Company Response: Pursuant to the Staff’s request, the Company has expanded the disclosure in Amendment No. 2 regarding the Company’s agreements with CSIdentity Corporation and Early Warning Services, LLC.

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United States Securities and Exchange Commission

Attention:  Matthew Crispino

September 19, 2012

3.	Pro Forma Earnings Per Share

Company Response: Pursuant to the Staff’s request, the Company has added a cross-reference in the “Summary Consolidated Financial and Other Data” and “Selected Consolidated Financial and Other Data” sections of Amendment No. 2 to the relevant disclosure in the Pro Forma section.

4.	Peer Companies

Company Response: Pursuant to the Staff’s request, the Company hereby confirms that the same peer companies were used for all valuation assumptions.

5.	Pro Forma Balance Sheet

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure on page F-8 of Amendment No. 2.

*  *  *  *  *

Please note that the Company has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8322 or Jeremy Zangara of our office at (602) 445-8324.

Sincerely,

/s/ Brian H. Blaney

Brian H. Blaney

For the Firm

cc:	Todd Davis

Clarissa Cerda, Esq.

Andrew S. Williamson, Esq.

Charles S. Kim, Esq.

GREENBERG TRAURIG, LLP